SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 18, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the results of the Extraordinary General Meeting of shareholders

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Rosh Ha’ayin, Israel, March 18, 2020- Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the results of the Extraordinary General Meeting of Shareholders (the "EGM”), that was held today, at Partner's offices in Rosh Ha'ayin, Israel.

The EGM resolutions with respect to the items set forth in the Company's proxy statement, dated February 12, 2020, that was sent in connection with the EGM (the "Proxy Statement"), were as follows:

(1)	Approval of an amendment to the Company's Compensation Policy for Office Holders

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(2)	Approval of compensation to the Company's Chairman of the Board of Directors

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(3)	Approval of general compensation terms to the Company's directors

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(4)
Approval and ratification of compensation, including the grant of indemnification and release letters to Mr. Yossi Shachak and Mr. Richard Hunter and that these directors will benefit from the Company's D&O policy

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

For further information concerning the resolutions, please refer to the Proxy Statement at: https://maya.tase.co.il/reports/details/1278819 or the report on Form
6-K at: https://www.sec.gov/Archives/edgar/data/1096691/000117891320000389/zk2023990.htm

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: March 18, 2020